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              March 30, 2023

       Elizabeth Horton
       Chief Financial Officer
       S&W Seed Co
       2101 Ken Pratt Blvd Suite 201
       Longmont, CO 80501

                                                        Re: S&W Seed Co
                                                            File No. 1-34719
                                                            Form 8-K filed
February 7, 2023

       Dear Elizabeth Horton:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Industrial Applications and

              Services